Exhibit 99.1

ATA Creativity Global Announces Receipt of NASDAQ Notice of Failure to Satisfy Bid Price Continued Listing Requirement

Beijing, China, May 14, 2020 (NY) / May 15, 2020 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services provider focused on quality experiences that cultivate and enrich students’ creativity, today announced that it received a deficiency notice (the “Notice”) from The NASDAQ Stock Market, Inc. (“Nasdaq”), on May 11, 2020, indicating that for the last thirty consecutive business days, the bid price for the Company’s American depositary shares (the “ADSs”), each representing two common shares of the Company, had closed below the minimum $1.00 per ADS required for continued listing under Nasdaq Listing Rule 5550(a)(2).

The Notice explained that given the extraordinary market conditions caused by COVID-19, Nasdaq has determined to toll the compliance period for the bid price and market value of publicly held shares through June 30, 2020. In addition, the Company has a compliance period of 180 calendar days, commencing on July 1, 2020 and ending on December 28, 2020, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the tolling period or the 180-calendar day compliance period, the closing bid price of the Company's per ADS is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the Company’s deficiency matter will be closed.

If the Company does not regain compliance with Rule 5550(a)(2) by December 28, 2020, the Company may be eligible for an additional 180-calendar day compliance period. To qualify, the Company must submit to Nasdaq an application to transfer its Nasdaq listing from the Nasdaq Global Market to the Nasdaq Capital Market. Additionally, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary. However, if Nasdaq concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq would notify the Company that its securities will be subject to delisting. In the event of such a notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance that Nasdaq would grant any request for continued listing.

The Company is currently reviewing options to meet the requirements for continued listing on Nasdaq. However, there can be no assurance that the Company will be able to regain compliance or that Nasdaq will grant the Company a further extension of time to regain compliance, if necessary.

The Notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with Nasdaq. During this time, the Company’s ADSs will continue to be listed and trade on Nasdaq.

About ATA Creativity Global

ATA Creativity Global is an international educational services provider focused on quality experiences that cultivate and enrich students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, educational travel, overseas study counseling and other educational services through its campus network in China and abroad. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,”

“expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ACG’s plan and efforts to regain compliance with continued listing requirements. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com